Exhibit (a)(2)

Therma-Wave, INC.

(Letter of Transmittal)

To:

L. Ray Christie

Therma-Wave, Inc.

1250 Reliance Way, Fremont, CA 94539

Telephone: (510) 668-2678

Facsimile to attention Tender Offer: (510) 226-6834

Participation Instructions:

1A. Complete this form online in Microsoft Word, completing the blanks including date and name and send from your Therma-Wave email account to TenderOffer@thermawave.com as soon as possible, but in any event, before 12:00 midnight Pacific Daylight Saving Time on September 10, 2003, unless extended (the "Expiration Date").

OR

1B. Print this form, complete it, sign it, and fax it or deliver it to the address set forth above as soon as possible, but in any event, before 12:00 midnight Pacific Daylight Saving Time on the Expiration Date.

2. Ensure that you receive confirmation of receipt from the Company within five business days.

Name of Optionee: ____________________________

Social Security Number:______-______-_________

I have received the email message from Boris Lipkin dated August 13, 2003, as well as the "Offer to Exchange Outstanding Options Issued Before July 1, 2002 Which Have an Exercise Price Greater Than $2.00 per Share Under the Therma-Wave 1997 Stock Purchase and Option Plan, the 1997 Employee Stock Purchase and Option Plan, the 1997 Special Employee Stock Purchase and Option Plan, and the 2000 Equity Incentive Plan" (the "Offer") including the frequently asked questions.

I may cancel any eligible options, but if I cancel any options, I must cancel all options that were granted to me before July 1, 2002 which have an exercise price greater than $2.00 per share under the Therma-Wave, Inc. 1997 Stock Purchase and Option Plan, the 1997 Employee Stock Purchase and Option Plan, the 1997 Special Employee Stock Purchase and Option Plan, and the 2000 Equity Incentive Plan. In return for the options I exchange, Therma-Wave will grant me replacement options to purchase shares of common stock equal to 75% of shares of common stock I would be able to receive upon the exercise of my current options promptly following the expiration of the Offer, provided that I am still employed by Therma-Wave on that date. The exercise price of the replacement options will be equal to the closing trading price of our common stock on The Nasdaq National Market on the Expiration Date.

If my current option vests over a fixed number of years so long as I remain employed by the Company and is not subject to vesting on the achievement of project milestones, then I understand that:

1. So long as I continue to be an employee of Therma-Wave, one half of my new option shall vest nine months from the date the new options are issued, and the remaining one half of my new option shall vest 18 months from the date the new options are issued;

2. All of my replacement options will have a four-year term as opposed to the ten-year term of the old options.

If my current option vests in increments upon the accomplishment of project milestones and then vests completely after a fixed number of years so long as I remain employed by the Company, then I understand that:

1. So long as I continue to be an employee of Therma-Wave, one half of the portion of my option that replaces the vested portion of my current option shall vest nine months from the date the new options are issued, and the remaining one half of the option replacing the vested portion of my current option shall vest 18 months from the date the new options are issued;

2. The portion of my replacement option that replaces the unvested portion of my current option will continue to vest on the schedule set forth in my current option agreement, however, in no event shall any portion of my replacement option vest before nine months from the date the new options are issued; and

3. All of my replacement options will have a term that extends for two and one-half years after the last date any of my replacement options vest.

Under certain circumstances set forth in the Offer, Therma- Wave may terminate or amend the Offer and postpone its acceptance and cancellation of any options elected for exchange. In any such event, the options delivered herewith but not accepted for exchange will be returned to me.

I have reviewed the list of my options that Therma-Wave made available to me. I hereby give up my entire ownership interest in the options listed below, and I understand that they will become null and void on the date Therma-Wave accepts my options for exchange. I acknowledge that this election is entirely voluntary. I also acknowledge that this election will be irrevocable on the date Therma-Wave accepts my options for exchange. I understand that I am only eligible to participate in the Offer if I am not a member of the Company's board of directors or an officer of the Company.

I hereby make the following election with regard to my options granted prior to July 1, 2002 having an exercise price greater than $2.00 per share:

    I hereby elect to exchange all outstanding options granted before July 1, 2002 which have an exercise price greater than $2.00 per share. I understand that partial elections are not permitted.

Optionee's Signature (if submitted in hardcopy): _____________________________

Optionee's Name (if submitted electronically): __________________________________

Date: _________________